May 12, 2005

To:      Lynn A. Dicker
         Division of Corporate Finance

From:    Brian H. Davis
         IEC Electronics

Subj:    Follow-up to comment letter dated March 31, 2005

As a follow-up to our memo dated April 20, 2005, we offer the following acknowledgment:

o The company is responsible for the adequacy of the disclosures in the filing;
o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                        Brian H. Davis
                                                        Vice President & CFO